UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

Raytech Corporation

(Name of the Issuer)

Raytech Corporation Asbestos Personal Injury Settlement Trust

Raytech Acquisition Corp.

(Name of Person(s) Filing Statement)

$1.00 Par Value Common Stock

(Title of Class of Securities)

755103108

(CUSIP Number of Class of Securities)

Copy to:

Richard A. Lippe, Trustee

Raytech Corporation Asbestos Personal Injury Settlement Trust

c/o Meltzer, Lippe, Goldstein & Breitstone, LLP

190 Willis Avenue

Mineola, NY 11501

(516) 747-0300

(Name, Address and Telephone Number of Person Authorized

to Receive

Notices and Communications on Behalf of Person(s) Filing

Statement)

This statement is filed in connection with (check the appropriate box):

☐	(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	(b)	The filing of a registration statement under the Securities Act of 1933.
☐	(c)	A tender offer.
☒	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$10,683,602	$1,250.00

*For purposes of calculating the Filing Fee only. Assumes the payment of an aggregate of $10,683,602, comprised of $4,262,132 to be paid for 3,228,888 shares of common stock of the Issuer, under a previously negotiated Settlement Agreement with creditors of the Issuer and affiliates of the Issuer, $5,179,662 to be paid for 3,923,986 shares of common stock of the Issuer acquired in a short-form merger transaction with the Issuer’s unaffiliated public stockholders and up to $1,241,808 to holders of 940,764 options of the Issuer. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) of the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the United States Securities and Exchange Commission (2004-167), equals $117.70 for each one million ($1,000,000) dollars (based upon the value of the securities to be acquired in the transactions described in this transaction statement).

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,250.00

Form or Registration No.: Schedule 13E-3

Filing Party: Raytech Corporation Asbestos Personal Injury Settlement Trust & Raytech Acquisition Corp.

Date Filed: August 12, 2005

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This final Amendment No. 5 to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed to report the results of the Rule 13e-3 transaction involving Raytech Corporation, a Delaware corporation (“Raytech”) pursuant to Rule 13e-3(d)(3).

On January 4, 2006, Raytech Corporation Asbestos Personal Injury Settlement Trust (the “Trust”) completed a transaction involving the acquisition of certain assets (the “Acquisition”) from the United States Environmental Protection Agency, the Connecticut Department of Environmental Protection, and FMC Corporation (together, the “Environmental Creditors”) including 3,228,888 shares of Raytech common stock. Upon completion of the Acquisition, the Trust owned approximately 90.6% of the issued and outstanding shares of stock of Raytech. Immediately following the completion of the Acquisition, the Trust transferred all of the shares of Raytech stock owned by the Trust to Raytech Acquisition Corp., the Trust’s wholly owned subsidiary (“Merger Subsidiary”), causing the Merger Subsidiary to own approximately 90.6% of Raytech’s issued and outstanding shares of stock.

Under Section 253 of the Delaware General Corporation Law (“DGCL”), on January 4, 2006, Merger Subsidiary filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, which caused Raytech to be merged with and into Merger Subsidiary with Merger Subsidiary being the surviving corporation in the merger (the “Merger”). The Merger became effective immediately upon the filing of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. Upon the effectiveness of the Merger, each outstanding share of Raytech stock owned by stockholders other than Merger Subsidiary was canceled and converted into the right to receive the sum of $1.32, in cash without interest.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006

Raytech Corporation Asbestos Personal Injury Settlement Trust
/s/ Richard A. Lippe
Richard A. Lippe
Managing Trustee

Raytech Corporation (f/k/a Raytech Acquisition Corp.)
/s/ Richard A. Lippe
Richard A. Lippe
Director

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